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18006998

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SEC Mail Processing Section
MAR 16 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER
8- 30353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Concourse Blvd Suite 101
(No. and Street)

Glen Allen	VA	23059
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lia B Goff 804-612-9712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street 9th Floor	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Lia B Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities Management, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol A. Cornell
Commonwealth of Virginia
Notary Public
Commission No. 7183883
My Commission Expires 12/31/2018

Signature

Chief Financial Officer

Title

3/15/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2017

And

Report of Independent Registered Public Accounting Firm

CAPITOL SECURITIES MANAGEMENT, INC.

TABLE OF CONTENTS

edelstein

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Capitol Securities Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Edelstein & Company LLP

We have served as the Company's auditor since 2017.
Boston, Massachusetts
March 15, 2018

Edelstein & Company LLP 160 Federal Street 9th Floor Boston MA 02110 edelsteincpa.com A Member of AGN International Ltd

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Current Assets:		
Cash and cash equivalents	$	990,413
Receivable from broker-dealers and clearing organization		394,530
Notes receivable - advisors		113,893
Total current assets		1,498,836
Non-Current Assets:		
Property and equipment, net		229,463
Notes receivable - advisors, net of current portion		338,131
Prepaids		143,144
Other assets		119,034
Deposits with clearing organizations		200,000
Total non-current assets		1,029,772
Total assets	$	2,528,608
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$	40,999
Accrued expenses		1,002,193
Deferred incentive liability		55,000
Deferred rent		7,753
Total current liabilities		1,105,945
Non-Current Liabilities:		
Income taxes payable		42,000
Deferred rent, net of current portion		218,651
Total non-current liabilities		260,651
Total liabilities		1,366,596
Stockholder's Equity		
Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		625,900
Retained earnings		536,012
Total stockholder's equity		1,162,012
Total liabilities and stockholder's equity	$	2,528,608

See Notes to Financial Statement

Note 1—Organization and nature of business

Organization - Capitol Securities Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole shareholder of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also an investment advisor registered under the Investment Advisors Act of 1940.

Note 2—Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statement. Management believes that the estimates used in preparing the financial statement are reasonable and prudent. Significant estimates include the outcome of pending litigation (see Note 11) and the fair value of the termination liability (see Note 12). Actual results could differ from the estimates included in the financial statement.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable is comprised of receivables from broker-dealers. These are collected in a short period of time, and based on past experience, management has determined that an allowance for doubtful accounts is not necessary.

Notes receivable- advisors - Notes receivable consists of arrangements with certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and equipment - Property and equipment is recorded at cost. Depreciation is computed on the straight line basis over their estimated useful lives, which range from five to seven years. Major renewals and betterments, which extend the useful life of the asset are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes - The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective

tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2017.

Fair Value Measurements – The carrying amounts of total current assets and total liabilities approximates fair value, because of the short term nature of these instruments. The contractual interest rates, if any, associated with these assets or liabilities are considered to be at market rates.

Deposits with Clearing Organizations – Deposits with clearing organizations consist of cash which has been placed with the Company's clearing organization in the normal course of business. At December 31, 2017, the Company had $200,000 in cash on deposit with the Company's clearing organizations.

Note 3—Off balance sheet risk and concentration of credit risk

Off balance sheet risk - The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers.

The Company currently has clearing agreement with Pershing, LLC ("Pershing") and Raymond James & Associates ("RJ") to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with both Pershing and RJ, in accordance with the terms of each clearing agreement.

The clearing broker-dealer carries all of the accounts of the customers of the Company, and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions, due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and customer transactions are executed properly by the clearing-broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk - The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2017, the Company had net capital of $216,443, as defined under Rule 15c3-1, which respectively exceeded the requirements by $116,443. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 6.31 to 1.

Note 5—Retirement plan

The Company provides a 401(k) savings plan, which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan.

Note 6—Property and equipment

Property and equipment at December 31, 2017 consists of the following:

Computer equipment	$ 153,940
Furniture and fixtures	299,721
Leasehold improvements	203,246
	656,907
Less accumulated depreciation	(427,444)
Net property and equipment	$ 229,463

Note 7—Operating leases

The Company leases office space at twelve locations. All leases are accounted for as operating leases. Lease terms expire over the next one to eight years and contain renewal options.

Some of the leases include excess operating expense clauses and scheduled rent increases at specified intervals during the terms of the leases. The effects of graduating rents are being amortized over the term of the leases so as to result in equal rent expense over the lease terms. Deferred rent reported on the statement of financial condition represents the excess of all straight-lined rental costs over the actual rental payments.

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,	
2018	$ 1,042,238
2019	941,345
2020	915,526
2021	872,735
2022	642,377
Thereafter	207,200
	$ 4,621,421

Note 8—Notes receivable - advisors

As described in Note 2, the Company has eleven outstanding notes with its advisors. The agreements' payment terms specify that the borrowers will make monthly payments over various time periods as detailed in each individual note. These payments are to be withheld from the related party's monthly pay. These notes are non-interest bearing; management has determined imputed interest to be immaterial.

Note 9—Income taxes

The provision for federal and state income taxes, for the year ended December 31, 2017 is as follows:

Deferred income tax expense	
Federal	$ 31,000
State	11,000
	42,000
Provision for Income taxes	$ 42,000

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as part of the income taxes payable recorded on the statement of financial condition as an income tax liability of $42,000. The Company has not recorded deferred income taxes as such amounts were deemed to be immaterial to this financial statement.

The Company paid $41,000 of income tax expense to the Parent in 2017.

The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits in progress. The Company remains subject to examinations by U.S. Federal and various state authorities for years ending after December 31, 2013.

Note 10—Related Parties

The Company received a capital contribution of $560,000 from the Parent and made distributions of $855,830 to the Parent for the year ending December 31, 2017.

Note 11—Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. The Company's exposure to any actual losses is limited to the amount of its insurance policy deductible, which in general is $100,000 per occurrence, less any amounts the Company seeks to recover from its registered representatives, if applicable.

Note 12—Commitments & Contingencies

In June of 2017, the firm entered an agreement to change its fully disclosed clearing and custody agent from Pershing LLC to Raymond James. The conversion is scheduled to occur in May of 2018, and as a result of the termination with Pershing certain charges and penalties will be accessed by Pershing at the time of conversion. However, as part of the new contract with Raymond James, all transition costs including termination penalties and fees will be paid by Raymond James directly to Pershing resulting in the fair value of the termination liability as of December 31, 2017 to be $0. In determining the fair value of the termination liability, management principally used as inputs the contractual agreed upon amounts and terms with Raymond James and Pershing. Such inputs would be considered level 3 in the fair value hierarchy which is defined as unobservable market inputs.

Note 13—Subsequent Events

Management has evaluated subsequent events through March 15, 2018, the date on which the financial statement was available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statement.